Scott D. Fisher
212 378 7507
sfisher@steptoe.com

1114 Avenue of the Americas
New York, NY 10036
212 506 3900 main
www.steptoe.com



June 29, 2022

<u>Via Kiteworks</u>

Ms. Jeanette Jackson
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: Long-Term Stock Exchange, Inc. – Amendment No. 21 to Form 1 Application for
        Registration as a National Securities Exchange Pursuant to Section 6 of the Securities
        Exchange Act of 1934

Dear Ms. Jackson:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find Amendment No.
21 to LTSE's Form 1 Application, which constitutes the annual filing required under Securities
Exchange Act Rule 6a-2(b) and the triannual filing required under Rule 6a2(c). Please note that
this Amendment reflects the updates to the Form 1 Exhibits listed below.

> **Exhibit A**
> **Exhibit B**
> **Exhibit C**
> **Exhibit D**
> **Exhibit I**
> **Exhibit J**
> **Exhibit K**
> **Exhibit M**
> **Exhibit N**

This Amendment is being submitted pursuant to the Division of Trading and Markets Staff
Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19
Concerns (June 18, 2020) permitting filings to be made without a notarization. Notification has
been made to the Division staff in writing that notarization could not be obtained due to
difficulties arising from COVID-19 and, therefore, LTSE is making the filing without a
notarization.

Please feel free to contact me at 212-378-7507. Thank you.

Regards,

Scott D. Fisher

Enclosures

cc: Mr. Gary Goldsholle, Long-Term Stock Exchange, Inc.
        Ms. Nawreen Sattar, Long-Term Stock Exchange, Inc.

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   101 Greenwich St, STE 11A, New York, NY 10006

   22001171

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   646-956-5874   N/A

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Gary Goldsholle   Executive Vice President & Chief Regulatory Officer & General Counsel   202-580-5752

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Scott D. Fisher, Steptoe & Johnson LLP

   1114 Avenue of the Americas

   New York, NY 10036

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
                              ☐ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17   (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/22   Long-Term Stock Exchange, Inc.
       (MM/DD/YY)   (Name of applicant)
       /s Gary Goldsholle

By: Gary Goldsholle, Executive Vice President & Chief Regulatory Officer & General Counsel
       (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____
                                    (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Signed without notarization pursuant to Division of Trading and Markets Staff
Statement Regarding Requirements for Certain Paper Submissions in Light of
COVID-19 Concerns (June 18, 2020)   4

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response......30.00	

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**	OFFICIAL	OFFICIAL
Page 2	**WASHINGTON, D.C. 20549**	USE	USE
	APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,		ONLY
	REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION		
	FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT		

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A   A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B   A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C   For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.   Name and address of organization.

2.   Form of organization (e.g., association, corporation, partnership, etc.).

3.   Name of state and statute citation under which organized. Date of incorporation in present form.

4.   Brief description of nature and extent of affiliation.

5.   Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.   A copy of the constitution.

7.   A copy of the articles of incorporation or association including all amendments.

8.   A copy of existing by-laws or corresponding rules or instruments.

9.   The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D   For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.

2. Procedures governing entry and display of quotations and orders in the System.

3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.

4. Proposed fees.

5. Procedures for ensuring compliance with System usage guidelines.

6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.

7. Attach a copy of the users' manual.

8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member , participant, or subscriber of the entity.

3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Long-Term Stock Exchange, Inc.
Date of filing: June 29, 2022
Date as of which the information is accurate: June 1, 2022

Exhibit A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

The information required under this exhibit is kept up to date and is available to Commission and the public upon request.

Long-Term Stock Exchange, Inc.
Date of filing: June 29, 2022
Date as of which the information is accurate: June 1, 2022

Exhibit B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

The information required under this exhibit is kept up to date and is available to Commission and the public upon request.

Long-Term Stock Exchange, Inc.
Date of filing: June 29, 2022
Date as of which the information is accurate: June 1, 2022

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

The information required under this exhibit is kept up to date and is available to Commission and the public upon request.

Long-Term Stock Exchange, Inc.
Date of filing: June 29, 2022
Date as of which the information is accurate: June 29, 2022

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 is the unaudited financial statement of LTSE Services, Inc. for the fiscal year ending 12/31/2021.

Attached as Addendum D-2 is the unaudited financial statement of LTSE Group, Inc. for the fiscal year ending 12/31/2021.

Addendum D-1
Unaudited financial statements of LTSE Services, Inc.
for the fiscal year ending 12/31/2021.


LTSE Services, Inc.

Unaudited Balance Sheet

December 31, 2021


Assets		
Cash	$	30,444,962
Restricted cash		448,953
Accounts receivable		147,500
Notes receivable		85,460
Due from affiliate		1,753,373
Intangibles		24,400
Notes receivable from affiliate		16,580,644
Total assets		49,485,292
Liabilities and stockholders' deficit		
Liabilities		
Accounts payable		163,086
Accrued expenses		84,678
Total liabilities		247,764
Stockholders' deficit		
Common stock:		
Class A common stock; $0.0001 par value; 14,937,500 shares designated, and 11,337,500 shares issued and outstanding at December 31, 2021		1,134
Class B common stock; $0.0001 par value; 98,644,836 shares designated, and 6,493,614 shares issued and outstanding at December 31, 2021		649
Preferred stock		
Founders convertible preferred stock; $0.0001 par value; 3,600,000 shares designated, and 3,317,135 shares issued and outstanding at December 31, 2021		314
Series A-1 convertible preferred stock; $0.0001 par value; 1,292,445 shares designated, and 1,292,445 shares issued and outstanding at December 31, 2021		129
Series A-2 convertible preferred stock; $0.0001 par value; 1,317,564 shares designated, and 1,317,564 shares issued and outstanding at December 31, 2021		132
Series A-3 convertible preferred stock; $0.0001 par value; 3,003,032 shares designated, and 3,003,032 shares issued and outstanding at December 31, 2021		300
Series A-4 convertible preferred stock; $0.0001 par value; 575,902 shares designated, and 575,902 shares issued and outstanding at December 31, 2021		58
Series A-5 convertible preferred stock; $0.0001 par value; 273,666 shares designated, and 273,666 shares issued and outstanding at December 31, 2021		27
Series A-6 convertible preferred stock; $0.0001 par value; 3,638,729 shares designated, and 3,638,729 shares issued and outstanding at December 31, 2021		364
Series A-7 convertible preferred stock; $0.0001 par value; 14,949,744 shares designated, and 14,949,744 shares issued and outstanding at December 31, 2021		1,495
Series B convertible preferred stock; $0.0001 par value; 34,150,261 shares designated, and 24,738,371 shares issued and outstanding at December 31, 2021		2,474
Convertible equity security		100,000
Additional paid-in capital		88,941,438
Accumulated deficit		(39,810,986)
Total stockholders' deficit		49,237,528
Total liabilities and stockholders' deficit	$	49,485,292

LTSE Services, Inc.

Unaudited Statement of Operations

Year Ended December 31, 2021

Revenue	$ 2,477,491
Operating expenses:	
General and administrative	4,968,853
Legal	444,807
Employee compensation and benefits	6,589,204
Total operating expenses	12,002,864
Loss from operations	(9,525,373)
Other income:	
Interest income	372,913
Total other income	372,913
Net loss	$ (9,152,460)

Addendum D-2
Unaudited financial statements of LTSE Group, Inc.
for the fiscal year ending 12/31/2021.

LTSE Group, Inc. (Stand Alone)

Unaudited Balance Sheet

December 31, 2021

Assets	
Cash and cash equivalents	$ 417,418
Notes receivable due from subsidiary	15,541,544
Investment in subsidiary	(16,743,486)
Total assets	(784,524)
Liabilities and stockholders' deficit	
Liabilities	
Accounts payable	26,197
Notes payable due to affiliate	16,580,644
Total liabilities	16,606,841
Stockholders' deficit	
Common stock: $0.00001 par value; 100,000,000 shares designated and 75,816,854 shares issued and outstanding at December 31, 2021	758
Additional paid-in capital	330,995
Accumulated deficit	(17,723,118)
Total stockholders' deficit	(17,391,365)
Total liabilities and stockholders' deficit	$ (784,524)

LTSE Group, Inc. (Stand Alone)

Unaudited Statement of Operations

Year Ended December 31, 2021

Operating expenses	$	398,906
Loss from operations		(398,906)
Other income (expense):		
Interest income		335,380
Interest expense		(353,508)
Loss on investments		(8,674,149)
Total other income (expense), net		(8,692,277)
Net loss	$	(9,091,183)

Long-Term Stock Exchange, Inc.
Date of filing: June 29, 2022
Date as of which the information is accurate: June 29, 2022

<u>Exhibit I</u>

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under <u>Exhibit I</u> alone and need not file a separate unaudited financial statement for the applicant under <u>Exhibit D</u>.

Attached as Addendum I-1 are the audited financial statements of Long-Term Stock Exchange, Inc. for the fiscal year ending 12/31/2021. Long-Term Stock Exchange, Inc. has no consolidated subsidiaries.

Addendum I-1
Audited Financial statements of Long-Term Stock Exchange, Inc.
for the fiscal year ending 12/31/2021



Long-Term Stock Exchange, Inc.
Year Ended December 31, 2021
With Report of Independent Auditors

Long-Term Stock Exchange, Inc.

Financial Statements

Year Ended December 31, 2021

Contents

Report of Independent Auditors...1

Financial Statements

Balance Sheet...3
Statement of Operations...4
Statement of Changes in Stockholder's Deficit...5
Statement of Cash Flows 6
Notes to the Financial Statements...7



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Auditors

The Audit Committee and
Members of Long-Term Stock Exchange, Inc.

Opinion

We have audited the financial statements of Long-Term Stock Exchange, Inc. (the Company), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, changes in stockholder's deficit and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

June 20, 2022

Long-Term Stock Exchange, Inc.

Balance Sheet

December 31, 2021

Assets

Cash	$	1,206,698
Accounts receivable		802,176
Prepaid expenses		57,526
Property and equipment, net		227,408
Total assets	$	2,293,808

Liabilities

Accounts payable	$	295,709
Accrued expenses		154,782
Deferred revenue		1,120,000
Due to affiliate		1,753,373
Stock-based compensation liability		171,886
Notes payable due to parent		15,541,544
Total liabilities		19,037,294

Stockholder's deficit

Class A common stock; $0.01 par value; 1,000 shares issued and outstanding at December 31, 2021		10
Additional paid-in capital		56,711
Accumulated deficit		(16,800,207)
Total stockholder's deficit		(16,743,486)
Total liabilities and stockholder's deficit	$	2,293,808

See accompanying notes.

Long-Term Stock Exchange, Inc.

Statement of Operations

Year Ended December 31, 2021

Revenue:		
Member fees	$	316,667
Listing fees		132,441
Tape plan revenue		8,521
Regulatory fees		2,680
Other revenue		42,701
Total revenue		503,010
Cost of revenue:		
Regulatory fees		2,680
Total cost of revenue		2,680
Gross profit		500,330
Operating expenses:		
Legal and regulatory		1,438,735
Employee compensation and benefits		3,609,413
General and administrative		3,785,353
Total operating expenses		8,833,501
Loss from operations		(8,333,171)
Other expenses:		
Impairment		2,656
Interest expense		335,380
Total other expenses		338,036
Loss before provision for income taxes		(8,671,207)
Provision for income taxes		2,942
Net loss	$	(8,674,149)

See accompanying notes.

Long-Term Stock Exchange, Inc.

Statement of Changes in Stockholder's Deficit

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2021	1,000 $	10 $	– $	(8,126,058) $	(8,126,048)
Stock-based compensation	–	–	56,711	–	56,711
Net loss	–	–	–	(8,674,149)	(8,674,149)
Balance, December 31, 2021	1,000 $	10 $	56,711	$ (16,800,207)	$ (16,743,486)

See accompanying notes.

Long-Term Stock Exchange, Inc.

Statement of Cash Flows

Year Ended December 31, 2021

Cash flows from operating activities	
Net loss	$ (8,674,149)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	227,411
Stock-based compensation expense	136,629
Interest expense	335,380
Changes in operating assets and liabilities:	
Accounts receivable	(768,607)
Prepaid expenses	(57,526)
Accounts payable	(9,177)
Deferred revenue	820,000
Accrued expenses	70,935
Due to affiliate	1,111,498
Net cash used in operating activities	(6,807,606)
Cash flows from financing activities	
Proceeds from note payable to parent company	7,050,000
Net cash provided by financing activities	7,050,000
Net increase in cash and cash equivalents	242,394
Cash and cash equivalents, beginning of year	964,304
Cash and cash equivalents, end of year	$ 1,206,698

See accompanying notes.

Long-Term Stock Exchange, Inc.

Notes to the Financial Statements

December 31, 2021

1. Nature of Operations

Long-Term Stock Exchange, Inc. (the Company) was incorporated in Delaware in 2017 and is a wholly-owned subsidiary of LTSE Group, Inc. (the Parent). Both entities are affiliated with LTSE Services, Inc. (the Affiliate), which was formerly LTSE Holdings, Inc. On May 10, 2019, the Securities and Exchange Commission (SEC) approved the Company's application to operate a new national securities exchange in the United States of America. The exchange commenced operations in the third quarter of 2020.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, based upon accounting principles generally accepted in the United States of America (U.S. GAAP).

Liquidity

The Chairman of the Board of Directors of the Parent has communicated the Parent entity's willingness, ability, and intent to continue to fund the Company's operations through an intercompany debt arrangement, as needed.

Intercompany Transactions

The Company has engaged in multiple transactions with both its Parent and Affiliate entities. The Company has properly disclosed transactions with both its Parent and Affiliate entities in these financial statements.

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2021, cash and cash equivalents consist of cash deposited with a financial institution.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with one financial institution and such amounts exceed federally insured limits. At December 31, 2021, the Company had a cash balance of $1,206,698 with the financial institution. The Company has not experienced any losses on its cash and cash equivalents.

The Company is subject to risks common to companies in the financial services industry including, but not limited to, new technological innovations and dependence on key personnel. There can be no assurance that the Company's products or services will be accepted in the marketplace. Nor can there be any assurance that any future products or services can be developed or deployed at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a materially adverse effect on the Company's future financial results, financial position and cash flows.

Accounts Receivable

Accounts receivable represent listing fees, tape plan revenue, and regulatory fees receivable from listed companies, the U.S. market data plans, and member firms, respectively.

Property and Equipment

Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

Property and equipment	5 years
Computer equipment	3 years

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Substantially all revenue presented on the statement of operations is considered to be revenue from contracts with customers. The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. Revenue is recognized as the Company satisfies its performance obligations. The Company's significant revenue streams are described below.

Member Fees – As of December 31, 2021, the Company recorded $316,667 of revenue from Member Fees. Member Fees revenue represents revenue received from member firms of the Exchange. Pursuant to LTSE Rule 15.200, fees of $10,000 per member firm are assessed and collected annually. Revenue is recognized over the period of the contract, typically monthly, as the service is provided.

Listing Fees – As of December 31, 2021, the Company recorded $132,441 of revenue from Listing Fees, earned from two listed customers. Listing Fees revenue is earned by the Company for providing listing services to companies listed on the Exchange. Pursuant to LTSE Rule 14.601, the Company charges an initial listing fee at the time of listing, and an annual fee for each year of continued listing based on the market capitalization of the listed company. All listing fees are billed upfront, and the performance obligations are satisfied over time, typically ratably over the contract period, as the customer receives and consumes the benefit provided by the Company.

Tape Plan Revenue – As of December 31, 2021, the Company recorded $8,521 of revenue from Tape Plans. Tape Plan revenue represents revenue received from the U.S. market data plans, including the Unlisted Trading Privileges Plan (UTP), and the Consolidated Tape Association Plan (CTA). The U.S. market data plans oversee the collection, consolidation, and dissemination of real-time trade and quote information. Fees from the U.S. market data plans are collected by plan administrators monthly based on published fee schedules and distributed quarterly to the Plan Participants, principally the U.S. exchanges. The Company recognizes revenue in the period corresponding to the trade and quote activity to which the revenue relates.

Regulatory Fees – As of December 31, 2021, the Company recorded $2,680 of revenue from regulatory fees. Regulatory Transaction Fees represent Section 31 fees. Section 31 of the Securities Exchange Act of 1934 requires that the Exchange pay the Securities and Exchange Commission (SEC) a semiannual fee based on the aggregate dollar amount of certain sales of securities executed

Long-Term Stock Exchange, Inc.

Notes to the Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

on the Exchange. Pursuant to LTSE Rule 15.110, and consistent with industry practice, the Regulatory Transaction Fees are collected from members based on rates set by the SEC. The Company records Regulatory Transaction Fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC. As the Exchange is responsible for the ultimate payment to the SEC, it is considered the principal in these transactions and therefore regulatory fees are recorded gross.

Other Revenue – As of December 31, 2021, the Company recorded $42,701 of other revenue, all of which represents revenue received from the Company's Affiliate. This revenue is compensation for operational services that the Company performed on behalf of the Affiliate.
Deferred revenue consists of the following:

- Deferred Member Fees $320,000

- Deferred Listing Fees $800,000

Stock-Based Compensation

The Company estimates the fair value of each employee stock option on the date of grant using the Black-Scholes-Merton option-pricing model which is recorded as stock-based compensation over the requisite service period. The model requires management to make a number of assumptions, including expected volatility, expected life, risk-free interest rate, and expected dividends.

Given the Company's limited history, the Company used comparable companies' calculated historical volatility to estimate the Company's expected volatility.

The Company employs the "simplified method" as finalized in the SEC's Staff Accounting Bulletin No. 110 (SAB 110) with respect to estimating the expected life of its stock option compensation to its employees and external advisors. The simplified method allows companies that do not have sufficient historical experience to provide a reasonable basis for their options' expected life to instead estimate the expected term of an option by averaging the time to vesting and the full term of the option.

2. Summary of Significant Accounting Policies (continued)

The risk-free interest rate assumption is based on published interest rates for United States Treasury zero-coupon issues with a remaining term approximately equal to the expected life assumed at the date of grant appropriate for the terms of the Company's stock options granted.

The dividend yield assumption is based on the Company's history and expectation of no dividend payouts.

The Company accounts for forfeitures of granted stock options when they actually occur.

Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pretax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more-likely-than-not to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

2. Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition requirements in ASC 605, *Revenue Recognition*. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for private companies starting on January 1, 2020. The Company adopted the standard as of January 1, 2020. The adoption did not result in any cumulative effect of change to beginning retained earnings and did not result in a material impact to the financial statements.

New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which supersedes existing guidance for accounting for leases under Topic 840, *Leases*. The FASB also subsequently issued the following additional ASUs, which amend and clarify Topic 842: ASU 2018-01, *Land Easement Practical Expedient for Transition to Topic 842;* ASU 2018-10, *Codification Improvements to Topic 842, Leases;* ASU 2018-11, *Leases (Topic 842): Targeted Improvements; ASU 2018-20, Narrow-scope Improvements for Lessors; and* ASU 2019-01, *Leases (Topic 842): Codification Improvements.* The most significant change in the new leasing guidance is the requirement to recognize right-to-use (ROU) assets and lease liabilities for operating leases on the balance sheet. For private companies, the ASU is effective for fiscal years beginning after December 15, 2021. The Company does not anticipate the adoption of the new standard will have a material impact on its financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. ASU No. 2016-13 revises the accounting requirements related to the measurement of credit losses and requires organizations to measure all expected credit losses for financial assets based on historical experience, current conditions, and reasonable and supportable forecasts about collectability. Assets must be presented in the financial statements at the net amount expected to be collected. For private companies, the ASU is effective for fiscal years beginning after December 15, 2022. The Company does not anticipate the adoption of the new standard will have a material impact on its financial statements and related disclosures.

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

Management of the Company has evaluated events and transactions subsequent to December 31, 2021, for potential recognition or disclosure in the financial statements. The Company did not have subsequent events that required recognition or disclosure in the financial statements for the year ended December 31, 2021. Subsequent events have been evaluated through June 20, 2022, the date the financial statements became available to be issued.

3. Notes Receivable

Consolidated Audit Trail LLC was formed in response to SEC Rule 613 which requires the Self-Regulatory Organizations (SROs) to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets.

The Company provided non-interest-bearing notes receivable to Consolidated Audit Trail LLC of $2,656 during the year ended December 31, 2021. Due to the uncertainty concerning the ultimate repayment under the notes, the Company is treating the notes as impaired. The impairment of the notes is reflected as other expense in the accompanying statement of operations.

4. Property and Equipment

Property and equipment consisted of the following:

Computer equipment	$	682,231
Accumulated depreciation		454,823
	$	227,408

Depreciation expense was $227,411 for the year ended December 31, 2021.

Long-Term Stock Exchange, Inc.

Notes to the Financial Statements (continued)

5. Related-Party Transactions

Statement of Operations

The Company recorded the following transactions involving related parties on the statement of operations for the year ended December 31, 2021:

Interest expense – Parent	$ 335,380
Stock-based compensation expense – Parent	(77)
Stock-based compensation expense – Affiliate	136,705
Management fees – Affiliate	1,154,199
Other revenue – Affiliate	42,701

Interest expense relates to the notes payable to the Parent. See Note 6.

Stock-based compensation expense – Parent relates to options to purchase LTSE Group, Inc. common stock issued to employees of the Company under the Parent's equity incentive plan. Stock-based compensation expense – Affiliate relates to options to purchase LTSE Services, Inc. common stock issued to employees of the Company under the Affiliate's equity incentive plan.

Management fees represent fees the Company pays to the Affiliate entity for administrative, technology, and sales and marketing services.

Other revenue represents revenue received from the Company's Affiliate for operational services that the Company performed on behalf of the Affiliate.

Balance Sheet

Accruals on the balance sheet due to related parties as of December 31, 2021, consisted of the following:

Due to Parent	$ 15,541,544
Due to Affiliate	1,753,373

The amount due to Parent represents the following:

• Notes payable and accrued interest on the notes payable due to Parent. See Note 6 for more information regarding the notes payable due to Parent.

5. Related Party Transactions (continued)

The amount due to Affiliate represents the following:

- Unpaid management fees for operational services rendered to the Company. As of December 31, 2021, total accrued management fees were $1,753,373.

6. Notes Payable

Prior to the year ended December 31, 2021, the Company's Parent, LTSE Group, Inc. entered into three promissory note agreements with LTSE Services, Inc., the Affiliate, between May 2019 and December 2020, allowing the Company to draw up to $12.5 million in loan proceeds from LTSE Services, Inc. through the Parent, LTSE Group, Inc. All draws bear interest at an annual rate of 3% and principal plus all unpaid and accrued interest is due three years subsequent to the receipt of the requested funds. The Company had drawn down $7,990,000 as of December 31, 2020. The Company drew down an additional $4,050,000 from these notes in 2021.

In September 2021, the Company's Parent entered into an additional promissory note agreement with the Affiliate of the Company. Under the 2021 Note Agreement, the Company is allowed to draw up to $5 million in loans from the Affiliate through the Parent. All draws bear interest at an annual rate of 3%, and principal plus all unpaid and accrued interest is due three years subsequent to the receipt of the requested funds. The Company drew down $3,000,000 under the 2021 Note Agreement during the period of September 2021 to December 2021. As of December 31, 2021, total accrued and unpaid interest was recorded as due to affiliate and amounted to $501,544. Interest expense recorded in the year ended December 31, 2021, was $335,380 (see Note 5).

In March 2022, the Company extended the May 2019 note to six years. All notes payable due to Parent are due to be repaid between July 2023 and May 2025.

7. Stockholder's Deficit

The Company is authorized to issue up to 1,000 shares of common stock. All outstanding common stock has been issued to the Parent entity.

8. Stock-Based Compensation

Employees and advisors of the Company are issued options to purchase common stock in the Parent and Affiliate entities, and the Company records corresponding stock-based compensation expense.

Parent Entity Employee Stock-Based Compensation

In 2019, the Parent entity established the 2019 Stock Plan, which provides for the grant of incentive stock options, non-statutory stock options, and restricted stock to employees and advisors of all affiliated entities. The Parent's Board of Directors has the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including: (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; and (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock). Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four- to ten- year period. The options are accounted for as equity awards in accordance with ASC 718, *Compensation – Stock Compensation*. The associated expense has been recorded within the accompanying statement of operations as employee compensation and benefits and as an increase to additional paid-in capital.

There were no options related to the Parent entity exercised by employees or advisors of the Company during the year ended December 31, 2021. Stock-based compensation expense related to options in the Parent entity for the year ended December 31, 2021 was ($77) and, as of December 31, 2021, unamortized stock-based compensation totaled $8,956 with a weighted-average remaining life of 9.3 years.

8. Stock-Based Compensation (continued)

The total fair value of stock options vested during the year ended December 31, 2021, was $1,335. The weighted-average fair value per share of options issued in the year ended December 31, 2021 was $0.013. Below is a summary of option activity throughout the year.

	Number of Options	Weighted Average Exercise Price per Option	
Outstanding as of December 31, 2020	2,361,954	$	0.013
Granted	1,126,229		0.013
Exercised	–		–
Forfeited	818,797		0.013
Expired	–		–
Outstanding as of December 31, 2021	2,669,386		0.013
Options vested as of December 31, 2021	864,409	$	0.013

The assumptions used under the Black-Scholes-Merton option-pricing model and the weighted average calculated value of the options granted to employees of the Company are as follows:

Dividend yield	–%
Expected volatility	25%
Expected term (in years)	7.33
Risk-free interest rate	1.10%

The fair value of options on grant date is also based on fair value per common share of the Parent. The subjective inputs to estimate the fair value per common share include the enterprise value of the Parent based on a market multiples approach, volatility based on management identified guideline companies, risk free rate of return based on market information, and marketability discount based on risk free rate at expected liquidity date. An options pricing model was utilized to allocate equity value across share classes. Where possible, management uses historical or observable market inputs to establish these assumptions.

8. Stock-Based Compensation (continued)

Affiliate Entity Employee Stock-Based Compensation

In 2016, the Affiliate entity established the 2016 Stock Plan, which provides for the grant of incentive stock options, non-statutory stock options, and restricted stock to employees and advisors of all affiliated entities. The Affiliate's Board of Directors has the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including: (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock). Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four to ten year period. The options are accounted for as liability instruments in accordance with ASC 718. The expense associated with the options has been recorded within the accompanying statement of operations as employee compensation and benefits, The Company remeasures the fair value of the options at each reporting period and the balance is recorded as a liability to recognize the potential obligation of the Company to the option grantees. It is the Company's expectation, however, that these awards will be settled through the issuance of common shares in the Affiliate.

There were no options related to the Affiliate entity exercised by employees or advisors of the Company during the year ended December 31, 2021. Stock-based compensation expense related to options in the Affiliate entity for the year ended December 31, 2021 was $136,705 and, as of December 31, 2021, unamortized stock-based compensation totaled $960,590 with a weighted-average remaining life of 8.5 years.

Long-Term Stock Exchange, Inc.

Notes to the Financial Statements (continued)

8. Stock-Based Compensation (continued)

The total fair value of stock options vested during the year ended December 31, 2021 was $116,594. The weighted-average fair value per share of options issued in the year ended December 31, 2021 was $0.63. Below is a summary of option activity throughout the year.

	Number of Options	Weighted Average Exercise Price per Option	
Outstanding as of December 31, 2020	2,903,192	$	0.44
Granted	609,991		0.63
Exercised	–		–
Forfeited	843,798		0.32
Expired	–		–
Outstanding as of December 31, 2021	2,669,385	$	0.52
Options vested as of December 31, 2021	1,281,918	$	0.31

The assumptions used under the Black-Scholes-Merton option-pricing model and the weighted average calculated value of the options granted to employees of the Company are as follows:

Dividend yield	–%
Expected volatility	84%
Expected term (in years)	5.76
Risk-free interest rate	2.87%

The fair value of options on grant date is also based on fair value per common share of the Affiliate. The subjective inputs to estimate the fair value per common share include the enterprise value of the Affiliate based on a market multiples approach, volatility based on management identified guideline companies, risk free rate of return based on market information, and marketability discount based on risk free rate at expected liquidity date. An options pricing model was utilized to allocate equity value across share classes. Where possible, management uses historical or observable market inputs to establish these assumptions.

Long-Term Stock Exchange, Inc.

Notes to the Financial Statements (continued)

9. Income Tax

The provision for income tax for the year ended December 31, 2021, consisted of the following:

Federal – current provision	$ –
Federal – deferred provision	–
State – current provision	2,942
State – deferred provision	–

The effective tax rate of 0% in 2021 differ from the current federal statutory rate of 21.0% in 2021 due to valuation allowances.

Significant components of the Company's deferred income tax assets and liabilities are as follows:

Net operating losses and credit carryovers	$ 2,965,000
Organization and start-up costs	874,722
Research and other credits	100,258
Other deferred tax assets	36,095
Total deferred	3,976,075
Valuation allowance	(3,976,075)
Total deferred tax assets	–
Total net deferred tax asset	$ –

At December 31, 2021, the Company had net operating loss carryforwards for federal and state income tax purposes of $12,504,355 and $4,804,465, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carryforwards will begin to expire in 2039.

The Company, within its combined tax filing with its Parent, files income tax returns in the U.S. federal jurisdiction and various state, local, and foreign jurisdictions. With exceptions for a few state and local jurisdictions, the Company is no longer subject to U.S. federal, state, local, or non-U.S. income tax examinations by tax authorities for years ended prior to December 31, 2018. The Company has not identified any uncertain tax positions.

Notes to the Financial Statements (continued)

10. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company is not currently party to any legal proceeding the outcome of which, if determined adversely to the Company, would individually or in the aggregate, have a material adverse effect on its business, financial condition, or cash flows.

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Long-Term Stock Exchange, Inc.
Date of filing: June 29, 2022
Date as of which the information is accurate: June 1, 2022

<u>**Exhibit J**</u>

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

The information required under this exhibit is kept up to date and is available to Commission and the public upon request.

Long-Term Stock Exchange, Inc.
Date of filing: June 29, 2022
Date as of which the information is accurate: June 1, 2022

Exhibit K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

The information required under this exhibit is kept up to date and is available to Commission and the public upon request.

Long-Term Stock Exchange, Inc.
Date of filing: June 29, 2022
Date as of which the information is accurate: June 1, 2022

Exhibit M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

The information required under this exhibit is kept up to date and is available to Commission and the public upon request.

Long-Term Stock Exchange, Inc.
Date of filing: June 29, 2022
Date as of which the information is accurate: June 1, 2022

Exhibit N

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

Provide a schedule for each of the following:
1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

The information required under this exhibit is kept up to date and is available to Commission and the public upon request.